Exhibit 99.1

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Constellation Software offers to Acquire United Systems Technology, Inc. (usti.ob)

TORONTO, ON, May 19, 2005 — On May 11, 2005, Constellation Software Inc. ("Constellation") delivered to Thomas Gibbs, Chairman of the Board of United Systems Technology, Inc. ("USTI"), the letter attached hereto, expressing an interest in acquiring all of the issued and outstanding shares of Common Stock of USTI for a price of US$.10 per share, subject to due diligence and the other terms and conditions contained in the letter.

The Constellation cash offer represents a 92% premium over the closing price of the Common Stock on May 11, 2005, which was $.052 per share. The offer also represents a 72% premium over the valuation of the Common Stock of $.058 per share by the accounting firm of Weaver and Tidwell, L.L.P. ("W&T") in its valuation report dated March 3, 2005 and effective as of December 31, 2004, prepared for the Board of Directors of USTI in connection with USTI's proposed "Reverse/Forward Stock Split". The USTI Board of Directors presented the W&T valuation report to shareholders in a Transaction Statement respecting the Reverse/Forward Stock Split filed March 7, 2005 with the United States Securities and Exchange Commission.

As of May 19, 2005, Constellation has not received a formal response to the May 11, 2005 letter of interest from the Board of Directors of USTI. Constellation remains interested in pursuing a discussion with the Board of Directors of USTI regarding the acquisition of the company.

About Constellation Software Inc.

Constellation acquires mission-critical, vertical market software companies in growing markets and builds these companies, via a combination of internal growth and subsequent acquisitions. Based in Toronto, Constellation has over 1,000 employees.

For more information, please contact:
Bernard Anzarouth
V.P., Business Development
Tel: (613) 226-3317
banzarouth@csisoftware.com

Constellation Software Inc. • Suite 1200 — 20 Adelaide Street East • Toronto, Ontario • Canada • M5C 2T6 Telephone: (416) 861-2279 • Facsimile: (416) 861-2287

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May 11, 2005

Mr. Thomas Gibbs
Chairman
United Systems Technologies Inc.
Fax 972.402.9922

Dear Mr. Gibbs:

Constellation Software, Inc. is interested in acquiring United Systems Technologies, Inc. ("USTI"). Accordingly, we would like to suggest the following terms that would form the basis of our indication of interest:

Valuation:    Constellation, either directly, or via a wholly owned subsidiary ("CSI") would offer $0.10 USD per share for all of the outstanding shares (56,178,663 shares) of USTI. Option holders who wish to exercise their vested options will be entitled to sell their newly issued shares for the same price. We understand that there are 9,431,250 options with an exercise price of $0.05/share that are issued and outstanding.

To the extent that any existing USTI options do not vest, or that they are not exercised, we would be willing to deal with them in a way that would be mutually beneficial to the employees and the company.

Consideration/Transaction:    CSI's offer would be in the form of cash, from our existing cash balances.

Lock-up:    CSI would require that all current members of the board of directors agree to vote their shares in favor of our offer.

Break-up Fee:    CSI would require that USTI agree to pay to CSI a break-up fee in the amount of $500,000 in the event that our offer to purchase under the above terms is not accepted.

Management/Employee Consideration:    We would honour existing USTI management/employee contracts, subject to our review of the existing agreements or arrangements. We would also institute a long-term incentive program for all USTI employees, tied to the company's growth and profitability.

Constellation Software Inc. • Suite 1200 — 20 Adelaide Street East • Toronto, Ontario • Canada • M5C 2T6 Telephone: (416) 861-2279 • Facsimile: (416) 861-2287

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Additional Due Diligence:    CSI would expect to conduct a two week diligence process, focusing upon maintenance attrition, sales and marketing strategies, and the company's R&D investment programs. Our making of an offer to shareholders would be contingent upon our being satisfied with the results of our diligence work.

Timing:    CSI can complete diligence and be ready to embark upon a tender offer process within 4 weeks. We would attempt to complete the process as quickly as possible.

Other Considerations:    If our indication of interest is acceptable, we would expect to work with USTI and our respective professional advisors with a view to completing a definitive agreement containing customary terms and conditions, including representations and warranties, exclusivity, a break-up fee and the board's commitment to recommend our offer to the shareholders.

Sincerely,

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Bernard Anzarouth
Vice President, Business Development
Constellation Software Inc.
(613) 226-3317

Constellation Software Inc. • Suite 1200 — 20 Adelaide Street East • Toronto, Ontario • Canada • M5C 2T6 Telephone: (416) 861-2279 • Facsimile: (416) 861-2287